Computershare

82-11066

Investor Services

03 NOV 13 AM 7:21

November 5, 2003

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

03037334

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange
New York Stock Exchange

SUPPL

Dear Sirs:

Subject: Goldcorp Inc.

We confirm that the following English material was sent by pre-paid mail on November 4, 2003, to the registered shareholders of common shares of the subject Corporation who requested to receive the interim financial statements:

1. Third Quarter Interim Report – Nine Months Ended September 30, 2003

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this confirmation to you in our capacity as agent for the subject Corporation.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Yours truly,

(Signed)
Mariano Salvador
Assistant Account Manager
Stock Transfer Services
(416) 263-9529
(416) 981-9800 Fax

dlw 11/17